Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following was made available to certain Planet Followers on August 19, 2021.

Planet Labs: Pick Of The Bunch, Google-Backed Earth Observation Play

Aug. 18, 2021 10:30 AM ET dMY Technology Group, Inc. IV (DMYQ), DMYQ.UCFV, NSH, SFTW...

Summary

•	Planet Labs, the leading earth observation operator, will merge with SPAC dMY Technology Group IV.

•	Its satellite coverage and data archive provide a clear competitive advantage. While it can further strengthen its moat by enhancing its analytics offerings.

•	With lofty earth observation valuations and aggressive projections, Planet may be the safest play in an exciting sector.

Investment Thesis

There’s been a recent flurry of earth observation companies seeking to go public through SPAC mergers. Planet Labs Inc. joins the race and plans to merge with the SPAC dMY Technology Group, Inc. IV (DMYQ) in Q4 2021 for a Pro-forma enterprise value of $2.25 billion. Planet is an early mover in the earth observation sector and boasts the largest earth imaging satellite fleet. The company exceeded $100 million in revenues last year and is ahead of competitors still needing to add satellite capacity. Planet expects fast growth over the coming years but its projections are markedly lower than peers, which has dampened enthusiasm for the stock. On the other hand, Planet provides a reasonable Pro-forma trailing EV/revenue of 19.9x, has a longer track record than competitors, and its larger constellation and data archive provides a wide moat. Investors excited by the sector’s prospects but cautious of the high valuations of many earth observation SPACs might see Planet as a safer bet.

SPAC merger

Privately owned earth observation operator Planet plans to merge with DMYQ for a Pro-forma enterprise value of $2.25 billion. Founded in 2010 by former NASA scientists, the company operates the largest earth imaging satellite constellation, and can completely scan the entire world every day. Targeted for completion in Q4, the SPAC merger should provide $545 million in cash, after which the company will convert to a public benefit corporation and be renamed “Planet Labs PBC” with the new ticker “PL”.

The private investors in public equity (PIPE) are usually a good indicator of who is supporting a SPAC deal. Here, some heavy hitters are investing, including Google (GOOG), BlackRock (BLK), and Marc Benioff’s Time Ventures. In fact, Google is a long-time investor in Planet, having sold its Terra Bella satellite constellation to the company in 2017. The two companies also retain long-term content agreements and hosting arrangements aligning their interests. Currently, Google is a major strategic investor of Planet owning over 10% of its shares.

2021 has seen many earth observation companies pursue listing through SPACs, including BlackSky (SFTW), Spire (NSH), and Satellogic (CFV). So you are probably asking; why should you buy Planet?

What is special about Planet?

Planet is vertically integrated, which means it not only designs, makes, and operates its own satellites but also provides images, data, and analytics to clients. What makes Planet different is that it has the largest constellation of fully deployed satellites. As an early mover, the company pioneered ‘agile aerospace’ to build up its 200 satellite constellation quickly, and with a modest investment. This means Planet is focused on expanding its sales and marketing efforts and software solutions while competitors are still adding satellite capacity. In fact, Planet’s management believes they are around five to seven years ahead of other earth observation companies. The company currently has 170 dove satellites, which are small shoebox-sized satellites, roaming the earth’s orbit. These doves may offer lower resolution than Maxar or BlackSky’s newer satellites, but they can be upgraded, replaced, and launched relatively inexpensively. Besides, they allow Planet to cover a wide geographic area, with high revisit rates.

Source: SEC Filing 425

To complement its smaller, cheaper satellites, Planet has a fleet of 21 SkySat satellites, which captures higher quality 50cm resolution ten times a day. By next year, Planet will further enhance its image resolution to 35cm.

Planet’s moat comes from its early mover advantage which allowed the company to accumulate a huge archive of data with images of the world over 10 years. Unfortunately for competitors, this cannot be replicated and gives Planet the ability to fuse this data to provide better insights.

Finally, Planet exceeded $100 million in revenue last year, which was not only an important milestone but achieved with a bare-bones 30 person sales force. At the moment, most of Planet’s business is inbound from customers who already know what they want. The more substantial opportunity is of course the outbound prospects which Planet will address by more than doubling its sales team in the coming two years. Currently, most of Planet’s business comes from agriculture, civil government, defense, intelligence, and mapping, with the company targeting wider opportunities in energy, forestry, finance, and the insurance sectors.

Source: Investor presentation

Planet’s total addressable market (TAM) is substantial at $128 billion, which is in line with competitor’s quoted TAMs of between $40 to $140 billion. For those interested, my previous articles on BlackSky and Spire provide more insights into the market opportunities.

Source: Investor presentation

On the face of it, Planet seems like an exciting investment, yet DMYQ hardly budged on the merger news, and the trading volume of the stock has been lethargic. So what is worrying investors?

Data by YCharts

Reasons to be cautious

Planet has provided lower projected growth rates than its peers and investors are typically attracted to companies promising faster growth. In theory, this makes sense, but investors should make sure they are comparing apples to apples.

$ millions	Planet	Spire	BlackSky	Satellogic
Current revenue	113	28.5	21.1	0
Last year revenue growth %	18%	54%	54%	n/a
5-year projected CAGR	32%	76%	69%	157%

Source: Author compiled. 5-year projections used to align reporting periods

Planet has provided what I believe are conservative numbers. Perhaps with Goldman Sachs as an underwriter and J.P. Morgan as financial advisors for DMYQ, the projections have been toned down. Looking at its 18% revenue growth last year and the 27% CAGR over the last five years, the modest acceleration to 32% looks achievable given the sizable planned expansion of its sales force.

In terms of its business strategy, I would like to see Planet grow its range of solutions to customers. Planet’s net dollar retention rate of 112.8% for FY2021 and 93.2% in Q1 2022, is lower than what I would expect from a market leader in a fast-growing industry. For comparison Spire, the earth observation company focused on radio occultation rather than imaging has an ARR net retention rate of 145% in FY2020. Although the methodologies may not be the same, investors still expect growth in new customer acquisitions and meaningful increases in existing customer’s wallets. What Spire has done exceptionally well is to find synergies in its marine, aviation, and weather services, often providing multiple solutions to existing customers.

	Three Months Ended April 30,		Years Ended January 31,
	2021	2020	2021	2020
Net Dollar Retention Rate	93.2%	105.2%	112.8%	102.4%
Net Dollar Retention Rate including Winbacks	94.7%	108.7%	117.0%	102.8%
EoP Customer Count	669	470	618	442
% Recurring	93.0%	88.8%	91.9%	88.3%

Source: S-4

Furthermore, as the market develops, the images themselves will likely become commoditized, and the true value will come from the quality of the data, or more importantly, its predictive intelligence. Sophisticated government and large enterprise customers could analyze this data themselves. Though, to expand its benefits to more customers, earth observation companies like Planet need to provide deeper analytics and actionable insights. Currently, Planet also sells its data and images to geospatial analytics companies that have their own clients. Personally, I believe Planet could benefit from acquiring an analytics company like Orbital Insight, Descartes Labs, or GeoSpatial Insight to fast-track its development and strengthen its moat.

To Planet’s management’s credit, they intend to use the SPAC funds to develop its software and analytical solutions and expand its use cases. In fact, this was the reason they hired Kevin Weil as President of Product and Business, who had previous leadership roles at Twitter (TWTR), Facebook (FB), and Instagram. The company clearly has big plans, and in a recent interview, CEO Will Marshall stated they will announce some exciting product developments within the coming months, which sounds promising.

Is now the right time to buy DMYQ?

With any SPAC there is always a risk the merger will fall through, and some investors may be reluctant to tie up capital before de-SPAC, hence why DMYQ might be trading near its cash in trust value. Rather than this being an issue, this gives investors more time to pick out the best earth observation stocks.

In terms of valuation, Planet trades at a trailing FY2021 EV/Revenue of 19.9x and expects to generate positive EV/EBITDA in FY2025. As mentioned, the company has achieved a decent 27% revenue CAGR over the last five years and expects accelerated growth of 47% up to FY2026. By Space SPAC standards nowadays, these are modest projections, and achievable. As you can see from the table below, its peers are projecting significantly quicker growth, albeit from a lower revenue base.

	Planet	Spire	BlackSky	Satellogic
Trailing EV/Revenue (A)	19.9x	42.9x	27.5x	No revenue
Forward EV/Revenue (E)	17.3x	22.2x	9.6x	121.4x
FY2025 EV/Revenue (E)	5x	1.3x	2x	1.1x
Positive EV/EBITDA	FY2025	FY2022	FY2022	FY2023
Positive EV/FCF	FY2025	FY2023	FY2022	FY2024
5-year projected CAGR	31.7%	76.4%	68.7%	157.1%

Source: Author compiled

Planet’s projections may not excite everyone, but they are respectable growth rates. Besides, as I have already mentioned earlier the figures could possibly be conservative due to J.P. Morgan and Goldman Sachs being involved. Furthermore, since their respective investor presentations, both Spire and BlackSky have amended downwards their guidance.

If you are still on the sidelines, then you might find it interesting that as yet, none of the space-themed ETFs (ARKX) (UFO), and (ROKT) have added DMYQ or any other earth observation SPAC stock. And rightly so, as there are no guarantees the SPAC mergers will go through. Furthermore, Planet as a public benefit corporation may interest ESG investors and funds. The company not only helps Norway’s International Climate and Forest Initiative (NICFI) track deforestation globally but also plans to map the global carbon emissions of enterprises helping companies meet their ESG targets. In fact, with ESG funds growing importance, Planet may see growing interest from ESG investors and Space-themed investors alike.

Final thoughts

To date, there has surprisingly been little enthusiasm for this market-leading earth observation company. Perhaps this is due to increasing investor choice for space-themed stocks, Planet’s underwhelming projected growth rates, or simply because the merger completion is not due until the end of the year. Far from seeing this as a problem, I see it as an opportunity. I remain bullish on the sector and the stock and have initiated a long-term position, I will add if there is a post-completion dip, which is possible given the anticipated increase in outstanding stock count. Of the four earth observation stocks SFTW, NSH, DMYQ, and CFV waiting to de-SPAC, I wouldn’t say Planet comes across as the most exciting but it is a comparatively safer play, given its moat and lead. For investors who like the sector but are worried about the valuations, Planet could be a pragmatic choice to get some exposure.

This article was written by Robert Chan:

Over 20 years experience investing in multiple asset classes, not married to any investment philosophy as the world is forever changing. Actively researching small and mid-cap stocks considered to have huge growth potential.Believe with access to technology, information, and resources the odds have never been better for retail investors.

Disclosure: I/we have a beneficial long position in the shares of DMYQ, NSH, SFTW, SFTW.WS either through stock ownership, options, or other derivatives. I wrote this article myself, and it expresses my own opinions. I am not receiving compensation for it (other than from Seeking Alpha). I have no business relationship with any company whose stock is mentioned in this article.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV filed with the SEC a Registration Statement on Form S-4 (“Registration Statement”) on August 3, 2021, which includes the preliminary proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus filed or that will be filed with the SEC and all other relevant documents that are or will be incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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